Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS Inc.

For the three-month and six-month periods ended September 30, 2019 and 2018 neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at September 30, 2019 and March 31, 2019

	September 30,	March 31,
	2019	2019 (1)
Assets

Current assets:
Cash and cash equivalents	$24,363,223	$9,819,351
Short-term investment	36,000	48,000
Trade and other receivables	6,781,105	5,806,388
Prepaid expenses	1,321,636	1,093,677
Inventories (note 5)	9,037,136	5,038,161
Other asset (note 15)	—	2,835,000
	41,539,100	24,640,577

Property, plant and equipment (note 6)	53,375,408	47,023,973
Right-of-use assets (note 7)	1,515,050	—
Intangible assets (note 8)	27,479,634	7,650,598
Goodwill (note 4)	122,497,755	6,750,626
Tax credits recoverable	152,464	152,464
Other asset (note 15)	7,322,794	4,002,337
Total assets	$253,882,205	$90,220,575

Liabilities and Equity

Current liabilities:
Trade and other payables	$11,682,335	$8,519,239
Lease liabilities (note 7)	421,738	—
Loans and borrowings (note 9)	—	3,466,501
Deferred revenues	365,837	25,070
Contingent consideration (note 4)	24,514,259	—
Provisions (note 10)	937,788	7,964,576
	37,921,957	19,975,386

Deferred lease inducements (note 7)	—	207,745
Lease liabilities (note 7)	1,299,978	—
Long-term payables	606,685	855,337
Contingent consideration (note 4)	74,650,216	—
Deferred tax liabilities	118,825	197,181
Other liability (note 18)	507,754	—
Total liabilities	115,105,415	21,235,649

Equity:
Share capital (note 11)	197,792,874	131,083,698
Warrants (note 11 (d))	—	648,820
Contributed surplus	68,034,163	39,165,706
Accumulated other comprehensive income	2,848,073	758,066
Deficit	(129,898,320)	(102,671,364)
Total equity	138,776,790	68,984,926

Commitments and contingencies (note 16)
Subsequent events (notes 9 and 19)
Total liabilities and equity	$253,882,205	$90,220,575
(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

	Three-month periods ended		Six-month periods ended
	September 30, 2019	September 30, 2018 (1)	September 30, 2019	September 30, 2018 (1)

Revenue from sales and services (note 17 (b))	$6,021,177	$6,583,406	$10,010,675	$11,481,555
Royalty revenues	348,306	488,049	690,169	758,174
Other revenues	142,798	—	172,445	—
Total revenues	6,512,281	7,071,455	10,873,289	12,239,729

Cost of sales (note 5)	(6,503,606)	(4,714,171)	(11,576,789)	(8,389,213)
Gross profit	8,675	2,357,284	(703,500)	3,850,516

Research and development expenses, net of tax credits and grants of ($53,999) and ($33,947) (2018 - ($25,156) and $24,743)	(540,950)	(1,689,102)	(883,286)	(3,364,567)
Selling, general and administrative expenses	(16,781,456)	(3,488,948)	(22,111,321)	(7,341,692)
Loss from operating activities	(17,313,731)	(2,820,766)	(23,698,107)	(6,855,743)

Finance income (note 12)	825,353	69,984	844,190	134,180
Finance costs (note 12)	(4,313,838)	(124,042)	(4,451,395)	(335,782)
	(3,488,485)	(54,058)	(3,607,205)	(201,602)
Loss before income taxes	(20,802,216)	(2,874,824)	(27,305,312)	(7,057,345)

Income tax recovery (expense)	27,409	(175,123)	78,356	(92,574)
Net loss	(20,774,807)	(3,049,947)	(27,226,956)	(7,149,919)

Other comprehensive income
Unrealized gains on investment (note 15)	2,994,340	4,710,166	2,795,458	2,025,878
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(705,451)	—	(705,451)	—
Net change in unrealized losses on derivatives designated as cash flow hedges	—	(5,403)	—	(11,145)
Total other comprehensive income	2,288,889	4,704,763	2,090,007	2,014,733

Total comprehensive income (loss)	$(18,485,918)	$1,654,816	$(25,136,949)	$(5,135,186)

Basic and diluted loss per share	$(0.23)	$(0.04)	$(0.32)	$(0.09)

Basic and diluted weighted average number of common shares	90,278,908	79,399,624	85,542,521	79,141,424

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended September 30, 2019 and 2018

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income (loss)
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Total
Balance at March 31, 2019 (1)	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$—	$(102,671,364)	68,984,926

Net loss for the period	–	–	–	–	–	–	(27,226,956)	(27,226,956)
Other comprehensive income (loss) for the period	–	–	–	–	2,795,458	(705,451)	–	2,090,007
Total comprehensive income (loss) for the period	–	–	–	–	2,795,458	(705,451)	(27,226,956)	(25,136,949)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	–	–	–	8,736,029	–	–	–	8,736,029
Warrants exercised (note 11 (d))	750,000	3,176,320	(648,820)	–	–	–	–	2,527,500
Share options exercised (note 11 (a))	210,826	463,741	–	(128,540)	–	–	–	335,201
DSUs released (note 11 (b))	213,192	328,940	–	(328,940)	–	–	–	—
Private placement, net of issuance costs (note 11 (e))	9,415,910	51,461,205	–	–	–	–	–	51,461,205
Business acquisition (notes 4 and 11 (f))	1,587,301	7,966,970	–	20,589,908	–	–	–	28,556,878
Provisions settled in shares (note 11 (c))	600,000	3,312,000	–	–	–	–	–	3,312,000
Total contributions by and distribution to equity holders	12,777,229	66,709,176	(648,820)	28,868,457	–	–	–	94,928,813

Balance at September 30, 2019	92,764,521	$197,792,874	$—	$68,034,163	$3,553,524	$(705,451)	$(129,898,320)	$138,776,790

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the six-month periods ended September 30, 2019 and 2018

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income (loss)
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	–	–	–	–	–	–	(7,149,919)	(7,149,919)
Other comprehensive income (loss) for the period	–	–	–	–	2,025,878	(11,145)	–	2,014,733
Total comprehensive income (loss) for the period	–	–	–	–	2,025,878	(11,145)	(7,149,919)	(5,135,186)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	–	–	–	1,884,327	–	–	–	1,884,327
DSUs released (note 11 (b))	135,557	204,050	–	(204,050)	–	–	–	–
Share options exercised (note 11 (a))	869,674	2,003,065	–	(587,613)	–	–	–	1,415,452
Total contributions by and distribution to equity holders	1,005,231	2,207,115	–	1,092,664	–	–	–	3,299,779

Balance at September 30, 2018 (1)	79,809,443	$130,690,622	$648,820	$37,448,213	$2,532,347	$7,945	$(86,629,584)	$84,698,363

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

neptune wellness solutions inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018 (1)	2019	2018 (1)

Cash flows used in operating activities:
Net loss for the period	$(20,774,807)	$(3,049,947)	$(27,226,956)	$(7,149,919)
Adjustments:
Depreciation of property, plant and equipment	772,385	553,150	1,429,640	1,125,145
Amortization of right-of-use assets (note 7)	93,373	—	170,218	—
Amortization of intangible assets	1,266,995	181,263	1,616,570	362,526
Stock-based compensation (note 13)	7,879,103	859,044	8,736,029	1,884,327
Recognition of deferred revenues	—	—	(23,634)	(107,635)
Amortization of deferred lease inducements	—	(14,839)	—	(29,678)
Net finance expense	3,488,485	54,058	3,607,205	201,602
Realized foreign exchange loss (gain)	322,799	(16,562)	295,802	(47,398)
Income taxes (recovery) expense	(27,409)	175,123	(78,356)	92,574
Net loss from sale of property, plant and equipment	—	—	—	32,333
	(6,979,077)	(1,258,710)	(11,473,482)	(3,636,123)
Changes in operating assets and liabilities (note 14 (a))	(2,335,546)	540,007	(4,000,500)	659,029
	(9,314,623)	(718,703)	(15,473,982)	(2,977,094)
Cash flows used in investing activities:
Maturity of short-term investment	—	—	12,000	—
Interest received	63,966	69,984	82,803	134,180
Acquisition of a subsidiary, net of cash acquired (note 4)	(15,770,400)	—	(15,770,400)	—
Acquisition of property, plant and equipment	(3,031,916)	(1,960,761)	(4,962,250)	(3,858,746)
Acquisition of intangible assets	(94,742)	(129,416)	(170,433)	(153,137)
	(18,833,092)	(2,020,193)	(20,808,280)	(3,877,703)
Cash flows from financing activities:
Variation of the bank line of credit (note 14 (c))	(1,980,000)	80,000	(620,000)	100,000
Repayment of loans and borrowings (note 14 (c))	(2,689,274)	(368,485)	(2,957,132)	(736,861)
Payment of lease liabilities (note 7)	(94,319)	—	(176,023)	—
Interest paid	(113,436)	(74,540)	(198,262)	(151,766)
Private placement (note 11 (e))	53,970,867	—	53,970,867	—
Issuance of shares costs (note 11 (e))	(2,509,662)	—	(2,509,662)	—
Proceeds from exercise of warrants (note 11 (d))	—	—	2,527,500	—
Proceeds from exercise of options (note 11 (a))	137,149	719,173	335,201	1,415,452
	46,721,325	356,148	50,372,489	626,825
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	450,145	(18,382)	453,645	(5,368)
Net increase (decrease) in cash and cash equivalents	19,023,755	(2,401,130)	14,543,872	(6,233,340)
Cash and cash equivalents as at April 1, 2019 and 2018	5,339,468	20,454,897	9,819,351	24,287,107
Cash and cash equivalents as at September 30, 2019 and 2018	$24,363,223	$18,053,767	$24,363,223	$18,053,767

Cash and cash equivalents is comprised of:
Cash	$24,363,223	$3,012,353	$24,363,223	$3,012,353
Cash equivalents	—	15,041,414	—	15,041,414

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), Sugarleaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc. and Neptune Holding USA, Inc.

Neptune specializes in the extraction, purification and formulation of health and wellness products. The Corporation has in excess of 100 customers across several verticals including nutraceutical, cannabis and consumer packaged goods. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Corporation also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Corporation sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and household cleaning products markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2019.

The consolidated interim financial statements were approved by the Board of Directors on November 8, 2019.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 13);
•	Acquisition of SugarLeaf including the acquired assets and liabilities and the related contingent consideration (note 4); and
•	Financial asset which is measured at fair value (note 15).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (notes 10 and 16);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense (note 13);
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (note 13); and

•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions (note 13);
•	Estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration (note 4), and
•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 10).
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2019, except as disclosed below.

New standards and interpretations adopted during the six-month period ended September 30, 2019:

(a)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Corporation has adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. April 1, 2019. Under this method, the Corporation elected to measure right-of-use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of retained earnings as at April 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

Transition options and practical expedients

The Corporation has elected to apply the following transition options and practical expedients available under IFRS 16:

•

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Corporation applied IFRS 16 only to contracts that were previously identified as leases under IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application;

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

•

Short-term leases and leases of low-value items recognition exemptions:  related lease payments are recognized as an expense on straight-line basis or another basis if that basis is more representative; and

•	Leases with a short remaining term: when lease term ends within 12 months of the date of initial application, the lease may be classified as short-term leases.

The Corporation has elected not to apply the following transition options and practical expedients available under IFRS 16:

•	Use of hindsight;
•	Impairment and onerous leases;
•	Initial direct costs;
•	Discount rates; and
•	Non-lease components.

Impact of adopting IFRS 16

The most significant impact as a result of adopting IFRS 16 related to the accounting for the Corporation’s operating leases, as the nature of expenses related to most of the Corporation’s leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Under IAS 17, the Corporation classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Corporation. Most of the Corporation’s leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Corporation. Lease payments related to the Corporation’s operating leases were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the consolidated statements of cash flows. Any prepaid rent and deferred lease inducements were recognized under “Prepaid expenses” and “Deferred lease inducements”, respectively, in the consolidated statements of financial position as at March 31, 2019.

Upon adoption of IFRS 16, the Corporation recognized right-of-use assets for leases previously classified as operating leases. Right-of-use assets were measured for an amount equal to the lease liability adjusted for prepaid rent and deferred lease inducements. Lease liabilities were measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

The following table summarizes the impacts of adopting IFRS 16 on the Corporation’s consolidated statement of financial position as at April 1, 2019:

Impact of adopting IFRS 16 as at April 1st, 2019	Note	Increase (decrease)

Assets

Current assets:
Prepaid expenses	(i)	$(22,127)

Non-current assets:
Right-of-use of assets	(ii)	1,176,744

Total assets		$1,154,617

Liabilities

Current liabilities:
Lease liabilities	(ii)	$334,872

Non-current liabilities:
Lease liabilities	(ii)	1,027,490
Deferred lease inducements	(i)	(207,745)

Total liabilities and equity		$1,154,617

(i)	Prepaid expenses and deferred lease inducements related to previous operating leases were derecognized and netted against the right-of-use assets.
(ii)

Lease liabilities of $1,362,362 and related right-of-use assets of $1,176,744 were recognized and presented separately on the consolidated statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening retained earnings as at April 1, 2019 due to the Corporation choice on transition method.

Reconciliation of operating lease commitments to lease liabilities recognized

When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate as at April 1, 2019. The weighted average incremental borrowing rate applied as at April 1, 2019 was 5.14%. The lease liabilities as at April 1, 2019 can be reconciled to the operating lease commitments as at March 31, 2019 as follows:

Reconciliation of operating leases commitments to lease liabilities

Operating lease commitments as at March 31, 2019	$1,587,571
Non-lease components separated from lease components	(60,755)
Other	(15,189)
Effect of discounting	(149,265)
Discounted lease liabilities as at April 1st, 2019	$1,362,362

Significant accounting policies

At inception, the Corporation assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

The details of the new significant accounting policies in relation to the Corporation’s leases are set out below.

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets is comprised of:

•	the initial measurement amount of the lease liabilities recognized;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred; and
•

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are depreciated on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Corporation uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, lease extension options, if reasonably certain that it will be exercised, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Corporation is reasonably certain to exercise that option.

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use asset, or in the consolidated statement of earnings when the carrying amount of the right-of-use asset is reduced to zero.

Classification and presentation of lease-related expenses

Depreciation charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Corporation’s consolidated statement of earnings based on their function within the Corporation, while interest expense on lease liabilities is presented within finance costs.

Cash flows classification

Lease payments related to the principal portion of the lease liabilities are classified as cash flows from financing activities and lease payments related to the interest portion of the lease liabilities are classified as interest paid within cash flows from financing activities. Lease incentives received are classified as cash flows from investing activities. Variable lease payments not included in the measurement of lease liabilities are classified as cash flows from operating activities.

Significant judgment in determining the lease term of contracts with extension options and termination options

The Corporation determines the lease term as the non-cancellable period of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Corporation applies judgment in assessing whether it is reasonably certain to exercise its options to

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018 extend its leases or to not exercise its options to terminate its leases, by considering all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Corporation.

(b)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provided guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation has adopted the Interpretation which did not have an impact on the Corporation’s consolidated financial statements.

(c)	Basis of consolidation:

Subsidiaries

The Corporation’s wholly-owned subsidiaries and their jurisdiction of incorporation are as follows:

Subsidiary	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	Quebec
SugarLeaf Labs, Inc.	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	Delaware
9354-7537 Québec Inc.	Quebec
(d)	Foreign currency:

Transactions in foreign currencies that are not hedged are translated to the respective functional currencies of the Corporation’s subsidiaries at the average exchange rates for the period. The monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are translated at the exchange rates prevailing at the statement of financial position date and translation gains and losses are included in the consolidated statement of earnings and comprehensive income (loss). Non-monetary items denominated in foreign currencies other than the functional currency are translated at historical rates.

The assets and liabilities of foreign operations, whose functional currency is not the Canadian dollar, are translated into Canadian dollars at the exchange rates in effect at the statement of financial position date. Revenue and expenses that are not hedged are translated at the exchange rate in effect on the date of the transaction. Differences arising from the exchange rate changes are included in other comprehensive income (loss) in the cumulative translation account.

On disposal of a foreign operation where control is lost, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) relating to that particular foreign operation is recognized in the consolidated statement of earnings and comprehensive income (loss) as part of the gain or loss on disposal.

(e)	Revenue:

Sale of products:

Revenue from the sale of goods in the course of ordinary activities is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. Revenue is presented net of returns.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

Processing services:

The Corporation is involved in the extraction, purification and formulation of health and wellness products. Revenue earned on processing services is recognized as the services are rendered in accordance with contractual terms, recovery of the consideration is probable and the amount of revenue can be measured reliably. The Corporation recognizes revenue from processing services in proportion to the stage of completion of the service at the reporting date. The stage of completion is assessed based on surveys of work performed. For some arrangements in which the Corporation is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers. All related production costs are expenses as incurred.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month and six-month periods ended September 30, 2019, and have not been applied in preparing these consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

4.	Acquisition of SugarLeaf Labs:

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737,370 (US $18,062,220), a combination of $15,770,400 (US $12,000,000) in cash and $7,966,970 (US $6,062,220) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and other performance targets, earnouts could reach $173,474,400 million (US $132,000,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

The Corporation has included $114,965,763 as contingent consideration, which represents its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,589,908 has been classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94,375,855 was classified as a liability representing the present value of the expected payout in cash or common shares for the earnouts of the next three years. The contingent consideration classified as a liability will be remeasured at fair value at each reporting date and subsequent changes to the fair value will be recognized in the statement of earnings.

The acquisition has been accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value is determined considering the expected earnout payments, discounted to present value using a risk-adjusted discount rate of 16% for cash based payments and 26.3% for earnout payments payable in cash or common shares. The risk-adjusted discount rate was calculated based on SugarLeaf’s weighted average cost of capital. The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(1,076,784)	$1,105,768
Contingent consideration - Classified as contributed surplus	(55,764)	56,704
	$(1,132,548)	$1,162,472

The initial cash consideration of this transaction was funded with the proceeds of the private placement. On July 18, 2019, the Corporation completed a private placement of 9,415,910 common shares with both existing and new institutional investors resulting in gross proceeds to the Corporation of approximately $53,970,867 (US $41,430,004). Transaction costs related to the Private Placement amounted to approximately $2,509,662 million resulting in net proceeds of $51,461,205 (note 11 (e)).

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Assets acquired
Trade and other receivables	$151,178
Inventories	1,130,965
Property and equipment	2,007,322
Right-of-use asset	499,797
Customer relationships	9,173,116
Farmer relationships	12,208,918
25,171,296

Liabilities assumed
Trade and other payables	$125,956
Lease liability	522,843
648,799

Net assets acquired	24,522,497

Goodwill	115,746,998

Gross purchase consideration	$140,269,495

Less: Settlement of pre-existing relationship	(1,566,362)

Purchase price	$138,703,133

Consist of:
Cash	$15,770,400
Common shares	7,966,970
Contingent consideration - Classified as a liability	94,375,855
Contingent consideration - Classified as contributed surplus	20,589,908
Purchase price	$138,703,133

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf's cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

From the date of acquisition, the SugarLeaf business has contributed $251,887 to the consolidated revenue for the three-month and six-month periods ended September 30, 2019 and $4,789,378 to the consolidated net loss for the three-month and six-month periods ended September 30, 2019 of the Corporation. Had this business combination been effected as at the beginning of the 2020 fiscal year, management estimates that the Corporation’s consolidated revenues for the three-month and six-month periods ended September 30, 2019 would have been approximately $6,570,806 and $11,520,421, respectively, and the consolidated net loss for the three-month and six-month periods would have been approximately $19,829,002 and $28,326,991, respectively. The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1st, 2019.

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566,362. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the three-month and six-month periods ended September 30, 2019 of $1,792,178 and $2,159,178 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the corporate segment.

The fair value, as well as the gross amount of the trade accounts receivable amount to $151,178 of which a negligible amount was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill has been allocated to the cannabis segment, which represents the lowest level at which goodwill is monitored internally. Goodwill and intangible assets are deductible for income tax purposes.

As at September 30, 2019, this purchase price allocation is preliminary. The final purchase price allocation could result in changes to the fair value of assets acquired and liabilities assumed.

5.	Inventories:

	September 30,	March 31,
	2019	2019

Raw materials	$4,839,026	$3,410,613
Work in progress	1,887,269	281,027
Finished goods	1,680,306	635,914
Supplies and spare parts	630,535	710,607
	$9,037,136	$5,038,161

Cost of sales for the three-month period ended September 30, 2019 was comprised of inventory costs of $3,985,255 (2018 - $4,599,227) and other costs of $241,606 (2018 - $114,944).

Cost of sales for the six-month period ended September 30, 2019 was comprised of inventory costs of $6,644,458 (2018 - $8,157,760) and other costs of $534,596 (2018 - $231,453).

6.	Property, plant and equipment:

		Building	Laboratory,	Furniture,
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
March 31, 2019	$228,630	$21,230,473	$25,289,413	$119,839	$155,618	$47,023,973
September 30, 2019	228,630	24,909,540	27,781,220	235,790	220,228	53,375,408

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

During the three-month and six-month periods ended September 30, 2019, the Corporation recorded additions of $1,161,182 for buildings components, $753,189 for plant equipment, $90,237 for furniture and office equipment and $2,714 for computer equipment related to the business combinations (refer to note 4).

7.	Leases:

The Corporation has entered into lease contracts mainly for its premises, which expire through the year 2024.

(a)	Right-of-use assets

	Buildings	Office equipment	Total

Balance as at April 1st, 2019	$1,138,729	$38,015	$1,176,744

Business combination (note 4)	499,797	–	499,797
Additions	–	8,727	8,727
Depreciation for the period	(165,989)	(4,229)	(170,218)

Balance as at September 30, 2019	$1,472,537	$42,513	$1,515,050

Depreciation of right-of-use assets is included in the consolidated interim statement of earnings and comprehensive income (loss) in the following captions:

	Three-month period ended September 30, 2019	Six-month period ended September 30, 2019

Included in cost of sales	$14,234	$14,234
Included in general and administrative expenses	79,139	155,984

Total depreciation	$93,373	$170,218

The Corporation recorded a revenue of $29,647 and $59,294, respectively, for the three-month and six-month periods ended September 30, 2019 from subleasing right-of-use of assets. There is no contracts related to this sublease between the Corporation and the third party. Therefore, there is no lease term. Moreover, revenue varies depending on the use that is made by the third party.

(b)	Lease liabilities

The following table summarizes the lease liabilities amounts recognized in the consolidated interim statement of financial position as at September 30, 2019:

September 30, 2019

Current	$421,738
Non-current	1,299,978

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

The following table summarizes changes to the lease liabilities for the six-month periods ended September 30, 2019:

Six-month period ended September 30, 2019

Balance as at April 1st, 2019	$1,362,362

Business combination (note 4)	522,843
Additions	8,727
Payments	(176,023)
Effect of movements in exchange rate	3,807
Balance as at September 30, 2019	$1,721,716

(c)	Cash outflow for leases recognized in the consolidated interim statement of cash flows

	Three-month period ended September 30, 2019	Six-month period ended September 30, 2019

Operating activities:
Cash outflow for non-lease components not included in the measurement of lease liabilities	$(4,563)	$(9,126)
Cash inflow for income from sublease	29,647	59,294
	$25,084	$50,168
Financing activities:
Cash outflow for principal portion of lease liabilities	$(94,319)	$(176,023)
Cash outflow for interest portion of lease liabilities - included within interest paid	(26,692)	(43,846)
	$(121,011)	$(219,869)

Total net cash outflow for leases	$(95,927)	$(169,701)

Interest expense on leases liabilities for the three-month and six-month periods ended September 30, 2019 of respectively $26,692 and $43,846 is presented under finance costs (note 12).

Expense for non-lease components presented in selling, general and administrative expenses amounted to $4,563 and $9,126 respectively for the three-month and six-month periods ended September 30, 2019.

(d)	Maturity analysis – contractual undiscounted cash flows

September 30, 2019

Less than 1 year	$533,153
Between 1 and 5 years	1,458,442
More than 5 years	24,086
Total contractual undiscounted cash flows of lease liabilities	$2,015,681

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

8.	Intangible assets:

	Customer	Farmer	License	Computer
	relationships	relationships	agreements	software	Total

Net carrying amounts:
March 31, 2019	$2,769,229	$—	$4,518,365	$363,004	$7,650,598
September 30, 2019	11,585,419	11,523,264	4,045,257	325,694	27,479,634

During the three-month and six-month periods ended September 30, 2019, the Corporation recorded additions of $12,208,918 for farmer relationships and $9,173,116 for customer relationships related to the business combinations (refer to note 4). All additions are amortizable based on useful lives over a period of 10 years for customer relationships and 3 years for farmer relationships.

9.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	September 30,	March 31,
	2019	2019

Loans and borrowings:
Loan, bearing interest at prime rate plus 1.70%, secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursed during the period.	$—	$2,846,501

Authorized bank line of credit of $2,500,000 bearing interest at prime rate plus 0.50%, reimbursed and extinguished during the period.	—	620,000

	—	3,466,501
Less current portion of loans and borrowings	—	3,466,501
Loans and borrowings	$—	$—

Some of the proceeds resulting from the private placement (refer to note 11 (e)) were used to completely reimburse the loan and the bank line of credit during the three-month and six-month periods ended September 30, 2019.

On November 6, 2019, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5 million to support the nutraceutical segment.

10.	Provisions:
(a)

During the year ended March 31 ,2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018 terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the three-month and six-month periods ended September 30, 2019, the Corporation paid $911,374 and $1,202,666 respectively related to the portion of the judgment not contested by Neptune and also paid legal fees for the appeal. During the three-month and six-month periods ended September 30, 2019, an additional amount of $59,787 and $140,745 respectively has been recorded as provision for royalties payments on sales for this period consolidated revenues and as expenses related to the litigation. The provision recorded for this litigation is $937,788 as at September 30, 2019.

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019 and the Former CEO filed his appeal on September 30, 2019.

(b)

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835,000 were presented as current other assets in the statement of financial position (note 15). In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the six-month period ended September 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

11.	Capital and other components of equity:
(a)	Share options exercised:

During the six-month period ended September 30, 2019, Neptune issued 210,826 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.59 per common share for a total cash consideration of $335,201.

During the six-month period ended September 30, 2018, Neptune issued 869,674 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.63 per common share for a total cash consideration of $1,415,452.

(b)	DSUs released:

During the six-month period ended September 30, 2019, Neptune issued 213,192 common shares of the Corporation to former Chief Executive Officer at a weighted average price of $1.54 per common share for past services.

During the six-month period ended September 30, 2018, Neptune issued 135,557 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $1.51 per common share for past services.

(c)	Provision and liability settled in shares:

During the six-month period ended September 30, 2019, Neptune issued 600,000 common shares of the Corporation to the Former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014 (refer to note 10 (b)).

During the six-month period ended September 30, 2018, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issuance costs related to this transaction amounted to $9,930 and were recorded against share capital.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

(d)	Warrants:

During the six-month period ended September 30, 2019, Neptune issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527,500. As at September 30, 2019, there were no outstanding and exercisable warrants (750,000 as at March 31, 2019).

(e)	Private placement:

On July 18, 2019, Neptune completed a private placement of 9,415,910 common shares of the Corporation at a purchase price of US$4.40 per common share for total gross proceeds to the Corporation of $53,970,867 (US$41,430,004). Total issue costs related to this transaction amounted to $2,509,662 and were recorded against share capital.

(f)	SugarLeaf Acquisition:

On July 24 2019, as part of the initial consideration paid for the acquisition of SugarLeaf, Neptune issued 1,587,301 common shares of the Corporation for total consideration of $ $7,966,970, representing the fair value of the common shares at the date of acquisition (refer to note 4).

12.	Finance income and finance costs:

(a) Finance income:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Interest income	$63,966	$69,984	$82,803	$134,180
Foreign exchange gain	761,387	—	761,387	—
Finance income	$825,353	$69,984	$844,190	$134,180

(b) Finance costs:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018 (1)	2019	2018 (1)

Interest charges and other finance costs	$(163,363)	$(89,098)	$(290,064)	$(283,016)
Penalty on debt reimbursement	(34,265)	—	(34,265)	—
Interest on lease liabilities (note 7)	(26,692)	—	(43,846)	—
Accretion expense on contingent consideration (note 4)	(4,083,220)	—	(4,083,220)	—
Foreign exchange loss	—	(34,944)	—	(52,766)
Finance costs	$(4,313,838)	$(124,042)	$(4,451,395)	$(335,782)
(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

13. Share-based payments:

At September 30, 2019, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (VWAP),

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018 calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 25% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2019 and 2018	$2.02	9,651,085	$1.92	10,091,546
Granted	5.98	1,247,939	4.56	258,062
Exercised (note 11 (a))	1.59	(210,826)	1.66	(587,074)
Forfeited (i)	2.07	(524,295)	—	—
Options outstanding at September 30, 2019 and 2018	$2.52	10,163,903	$2.00	9,762,534

Options exercisable at September 30, 2019 and 2018	$2.09	4,371,376	$1.93	2,331,473

(i)

On July 8, 2019, Neptune announced the appointment of Michael Cammarata as its Chief Executive Officer (CEO) and Member of the Board of Directors. Jim Hamilton stepped down from his role as CEO. According to his amended employment agreement, Jim Hamilton is entitled to his unvested options that vest on a pro-rata basis as of his termination employment date. As a result of applying the clauses of this agreement, 638,493 of his outstanding unvested options vested with an accelerated vesting date and 510,794 of his unvested options were forfeited at the separation date resulting in a stock-based compensation expense of $32,854.

The Vice-President & Chief Financial Officer (CFO) of the Corporation, Mario Paradis, has decided to leave the Corporation with an effective date of November 11, 2019. According to his separation agreement, Mario Paradis is entitled to his unvested options with accelerated vesting date. During the three-month and six-month periods ended September 30, 2019, an expense of $264,274 was recorded related to this accelerated vesting date.

The fair value of options granted with no performance conditions has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Six-month period ended September 30, 2019	Six-month period ended September 30, 2018

Exercise price	$5.98	$4.56
Share price	$5.59	$4.81
Dividend	‒	‒
Risk-free interest	1.53%	1.96%
Estimated life (years)	4.40	3.50
Expected volatility	61.95%	54.13%

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

The weighted average fair value of the options granted to employees during the six-month period ended September 30, 2019 is $2.57 (2018 - $2.04). There were 75,000 options granted to a non-employee for past services during the three-month and six-month period ended September 30, 2019 (2018 – nil).

Stock-based compensation recognized under this plan amounted to $1,619,334 and $2,524,986, respectively, for the three-month and six-month periods ended September 30, 2019 (2018 - $819,378 and $1,774,115).

(ii)	Non-market performance options:

On July 8, 2019, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan in the previous shareholders meeting and therefore the fair value of these options was revaluated on the shareholders meeting date. None of these non-market performance options has vested as at September 30, 2019.

The number and weighted average exercise prices of non-market performance options are as follows:

	2019
	Weighted
	average
	exercise	Number of
	price	options

Options outstanding at April 1, 2019 and 2018	$—	—
Granted	5.90	3,500,000
Options outstanding at September 30, 2019 and 2018	$5.90	3,500,000

The fair value of non-market performance options granted has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions for options granted to the CEO during the period ended:

Six-month period ended September 30, 2019

Exercise price	$5.90
Share price	$5.90
Dividend	‒
Risk-free interest	1.59%
Estimated life (years)	10
Expected volatility	69.00%

The expected volatility was based on the average of the historical volatility and the implied volatility which is based on 2-year at the money options of the Corporation.

The weighted average fair value of the non-market performance options granted to the CEO during the six-month period ended September 30, 2019 is $4.40.

The fair value at grant date is $15.4 million and the period over which the expense is being recognized is initially an estimate of 9.7 years.

Stock-based compensation recognized under this plan amounted to $1,012,735 for the three-month and six-month periods ended September 30, 2019 (2018 - nil). Unrecognized compensation cost at September 30, 3019 is $14.4 million.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

(iii)	Market performance options:

On July 8, 2019, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan in the previous shareholders meeting and therefore the fair value of these options was revaluated on the shareholders meeting date. As at September 30, 2019, 750,000 market performance options had vested.

The number and weighted average exercise prices of market performance options are as follows:

	2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2019 and 2018	$1.55	25,000	$1.55	325,000
Granted	5.88	5,500,000	—	—
Exercised (note 11 (a))	—	—	1.55	(282,600)
Options outstanding at September 30, 2019 and 2018	$5.86	5,525,000	$1.55	42,400

Options exercisable at September 30, 2019 and 2018	$5.66	775,000	$1.55	42,400

The fair value of market performance options granted has been estimated according to a risk-neutral Monte Carlo simulation pricing model based on the weighted average of the following assumptions for options granted to the CEO during the period ended:

Six-month period ended September 30, 2019

Exercise price	$5.88
Share price	$5.88
Dividend	—
Risk-free interest	1.69%
Contractual life (years)	10
Expected volatility	68.13%

The expected volatility was based on the average of the historical volatility and the implied volatility which is based on 2-year at the money options of the Corporation.

The weighted average fair value of the non-market performance options granted to the CEO during the six-month period ended September 30, 2019 is $4.29.

The fair value at grant date is $23.6 million and the period over which the expense is being recognized is 9.78 years and will be recognized regardless of whether the market conditions are achieved.

Stock-based compensation recognized under this plan amounted to $716,840 for the three-month and six-month periods ended September 30, 2019 (2018 - nil and $40,942). Unrecognized compensation cost at September 30, 3019 is $22.9 million.

(b)	Deferred Share Unit (‘’DSUs’’) and Restricted Share Unit (‘’RSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards,

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018 subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2019		2018
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2019 and 2018	$1.56	448,387	$1.50	570,752
Granted	6.65	3,759	3.79	19,788
Forfeited	1.63	(73,840)	—	—
Released through the issuance of common shares (note 11 (b))	1.54	(213,192)	1.51	(135,557)
DSUs outstanding at September 30, 2019 and 2018	$1.68	165,114	$1.60	454,983

DSUs exercisable at September 30, 2019 and 2018	$1.56	161,355	$1.42	275,195

Of the 165,114 DSUs outstanding as at September 30, 2019, 6,596 DSUs vested upon achievement of performance conditions, 63,657 DSUs vested upon services to be rendered during a period of twelve months from date of grant and 91,102 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the six-month period ended September 30, 2019 was $6.65 (2018 - $3.88).

Stock-based compensation recognized under this plan amounted to $7,202 and ($41,524), respectively, for the three-month and six-month periods ended September 30, 2019 (2018 - $39,666 and $69,270).

As part of the employment agreement of the new CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the six-month period ended September 30, 2019 was $5.80 per unit.

	2019
	Weighted
	average
	share	Number of
	price	RSUs

RSUs outstanding at April 1, 2019	$—	—
Granted	5.80	2,800,000
RSUs outstanding at September 30, 2019	$5.80	2,800,000

RSUs exercisable at September 30, 2019	$5.80	233,333

Stock-based compensation recognized under this plan amounted to $4,522,992 for the three-month and six-month periods ended September 30, 2019 (2018 - nil). Unrecognized compensation cost at September 30, 3019 is $11.7 million.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

14.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Trade and other receivables	$(927,655)	$(35,386)	$(822,779)	$664,505
Prepaid expenses	(588,937)	(84,623)	(1,828,612)	(364,093)
Inventories	(1,491,553)	1,066,651	(2,862,057)	(904,768)
Trade and other payables and other liability	660,737	(595,677)	2,553,335	1,012,719
Provisions	(70,580)	—	(1,404,788)	—
Deferred revenues	82,442	189,042	364,401	250,666
Changes in operating assets and liabilities	$(2,335,546)	$540,007	$(4,000,500)	$659,029

(b)	Non-cash transactions:

	Six-month periods ended
	September 30,	September 30,
	2019	2018

Acquired property, plant and equipment included in trade and other payables	$2,126,582	$1,367,667
Intangible assets included in trade and other payables	725,689	458,571
Intangible assets included in long-term payable	563,948	199,970
Provision settled in shares of the Corporation (note 11 (c))	3,312,000	—
Deferred lease inducements against right-of-use assets for IFRS 16 transition (note 3)	207,745	—
Prepaid rent applied against right-of-use assets for IFRS 16 transition (note 3)	22,127	—
Settlement of pre-existing relationship included in prepaid expenses (note 4)	1,578,162	—
Common shares of Acasti held by the Corporation transferred to settle provision (note 11 (c))	2,310,000	—

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash used in financing activities		Non-cash changes
	Balance as at March 31, 2019	Proceeds	Repayments	Accretion of interest	Balance as at September 30, 2019

Loan	$2,846,501	$–	$(2,957,132)	$110,631	$–
Bank line of credit	620,000	–	(620,000)	–	–
Total long-term debt	$3,466,501	$–	$(3,577,132)	$110,631	$–

15.	Financial instruments:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”) and contingent consideration (refer to note 4).

As at September 30, 2019, the Corporation has 2,964,694 common shares of Acasti (5,064,694 as at March 31, 2019). The fair value of the investment in Acasti was determined to be $7,322,794 or $2.47 per share as at September 30, 2019 ($6,837,337 or $1.35 per share as at March 31, 2019). During the six-month period ended September 30, 2019, 2,100,000 Acasti shares held by the Corporation were transferred to settle a litigation with the Former CEO (refer to note 10 (b)) with a change in fair value loss of $525,000. The net change in fair value of the

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018 investment amounted to a $2,994,340 and $2,795,458 gain, respectively, for the three-month and six-month period ended September 30, 2019 and was recognized in other comprehensive income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

16.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune entered into an exclusive commercial agreement for a speciality ingredient for a period of 11 years. According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,750,357 (US$4,342,842). On November 2, 2017, Neptune entered into another exclusive commercial agreement for the same speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019 corresponding to total royalties of $1,560,000 to maintain the exclusivity.

(ii)

On December 21, 2018, Neptune entered into a 5 year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

(iii)

Capital expenditures of $4,800,000 were approved by the Board for Phase 2 capacity expansion. As at September 30, 2019, Neptune signed various capital expenditure contracts related to this second investment amounting to $4,446,667 of which $3,423,334 has been paid and $891,826 is included in trade and other payables. Capital expenditures of $10,600,000 were approved by the Board for Phase 3A capacity expansion. As at September 30, 2019, Neptune signed various capital expenditure contracts related to this project investment amounting to $2,342,059 of which $547,366 has been paid and $178,482 is included in trade and other payables.

(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract will give rise to annual expense of approximately $172,000 for the next 5 years. The Corporation also entered into a contract for EU GMP consultation and various other contracts. The remaining commitment related to those contracts amounts to $1,052,957.

(v)	As at September 30, 2019, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $605,142.
(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $937,788 has been recognised (refer to note 10 (a)) for this claim as at September 30, 2019.

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,899,170 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $180 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognised for this case as at September 30, 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

17.	Operating segments:

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker.

The Sherbrooke and North Carolina facilities are used for the extraction, purification and formulation of cannabis and hemp oil extracts and are presented under the cannabis segment information.

(a)	Information about reportable segments:

Three-month period ended September 30, 2019:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales, royalties and other revenues	$5,149,401	$1,220,082	$142,798	$6,512,281
Gross profit	1,596,291	(1,730,414)	142,798	8,675

Research and development expenses net of credits and grants	(75,368)	(465,582)		(540,950)
Selling, general and administrative expenses	(1,130,892)	(1,727,070)		(2,857,962)
Segment income (loss) from operating activities before corporate expenses	390,031	(3,923,066)	142,798	(3,390,237)

Unallocated costs:
Corporate general and administrative expenses			$(13,923,494)	(13,923,494)
Net finance costs			(3,488,485)	(3,488,485)
Income tax recovery			27,409	27,409
Net loss				(20,774,807)

Depreciation and amortization	(168,558)	(1,841,653)	(122,542)	(2,132,753)
Stock-based compensation	(124,689)	(341,050)	(7,413,364)	(7,879,103)
Reportable segment assets	21,974,796	198,642,130	33,265,279	253,882,205
Reportable segment goodwill	6,750,626	115,747,129	—	122,497,755
Reportable segment liabilities	4,513,419	104,742,519	5,849,477	115,105,415

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

Three-month period ended September 30, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$7,071,455	$—		$7,071,455
Gross profit	2,357,284	—		2,357,284

Research and development expenses net of credits and grants	(99,010)	(1,590,092)		(1,689,102)
Selling, general and administrative expenses	(1,094,987)	(479,217)		(1,574,204)
Segment income (loss) from operating activities before corporate expenses	1,163,287	(2,069,309)		(906,022)

Unallocated costs:
Corporate general and administrative expenses			$(1,914,744)	(1,914,744)
Net finance costs			(54,058)	(54,058)
Income tax expense			(175,123)	(175,123)
Net loss				(3,049,947)

Depreciation and amortization	(188,012)	(495,181)	(51,220)	(734,413)
Stock-based compensation	(114,290)	(256,447)	(488,307)	(859,044)
Reportable segment assets	24,206,298	45,796,680	28,337,888	98,340,866
Reportable segment goodwill	6,750,626	—	—	6,750,626
Reportable segment liabilities	9,517,314	2,184,225	1,940,964	13,642,503

Six-month period ended September 30, 2019:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales, royalties and other revenues	$9,442,408	$1,258,436	$172,445	$10,873,289
Gross profit	2,945,803	(3,821,748)	172,445	(703,500)

Research and development expenses net of credits and grants	(168,066)	(715,220)		(883,286)
Selling, general and administrative expenses	(2,142,698)	(2,076,222)		(4,218,920)
Segment income (loss) from operating activities before corporate expenses	635,039	(6,613,190)	172,445	(5,805,706)

Unallocated costs:
Corporate general and administrative expenses			$(17,892,401)	(17,892,401)
Net finance costs			(3,607,205)	(3,607,205)
Income tax recovery			78,356	78,356
Net loss				(27,226,956)

Depreciation and amortization	(336,420)	(2,636,087)	(243,921)	(3,216,428)
Stock-based compensation	(242,032)	(614,096)	(7,879,901)	(8,736,029)
Reportable segment assets	21,974,796	198,642,130	33,265,279	253,882,205
Reportable segment goodwill	6,750,626	115,747,129	—	122,497,755
Reportable segment liabilities	4,513,419	104,742,519	5,849,477	115,105,415

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

Six-month period ended September 30, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$12,239,729	$—		$12,239,729
Gross profit	3,850,516	—		3,850,516

Research and development expenses net of credits and grants	(185,596)	(3,178,971)		(3,364,567)
Selling, general and administrative expenses	(2,183,340)	(975,555)		(3,158,895)
Segment income (loss) from operating activities before corporate expenses	1,481,580	(4,154,526)		(2,672,946)

Unallocated costs:
Corporate general and administrative expenses			$(4,182,797)	(4,182,797)
Net finance costs			(201,602)	(201,602)
Income tax expense			(92,574)	(92,574)
Net loss				(7,149,919)

Depreciation and amortization	(374,133)	(1,010,558)	(102,980)	(1,487,671)
Stock-based compensation	(243,640)	(524,351)	(1,116,336)	(1,884,327)
Reportable segment assets	24,206,298	45,796,680	28,337,888	98,340,866
Reportable segment goodwill	6,750,626	—	—	6,750,626
Reportable segment liabilities	9,517,314	2,184,225	1,940,964	13,642,503
(b)	The Corporation derives sales revenue from the sales of goods which are recognized at a point in time and the processing services which are recognized over time as follows:

		Three-month periods ended		Six-month periods ended
		September 30,	September 30,	September 30,	September 30,
	Segment	2019	2018	2019	2018

At a point in time
Nutraceutical products	Nutraceutical	$4,801,095	$6,583,406	$8,752,239	$11,481,555
Cannabis and hemp products	Cannabis	59,131	—	59,131	—

Over time
Processing services	Cannabis	1,160,951	—	1,199,305	—
		$6,021,177	$6,583,406	$10,010,675	$11,481,555
(c)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month period					Three-month period
	ended September 30, 2019					ended September 30, 2018
	Nutraceutical	Cannabis	Royalties	Corporate	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$2,293,415	$968,195	$27,916	$142,798	$3,432,324	$2,207,646	$1,245	$2,208,891
United States	2,477,166	251,887	320,390	—	3,049,443	3,684,241	486,804	4,171,045
Other countries	30,514	—	—	—	30,514	691,519	—	691,519
	$4,801,095	$1,220,082	$348,306	$142,798	$6,512,281	$6,583,406	$488,049	$7,071,455

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

	Six-month period					Six-month period
	ended September 30, 2019					ended September 30, 2018
	Nutraceutical	Cannabis	Royalties	Corporate	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$3,808,486	$1,006,549	$44,439	$172,445	$5,031,919	$3,989,560	$2,282	$3,991,842
United States	4,913,238	251,887	645,731	—	5,810,856	6,261,068	755,892	7,016,960
Other countries	30,514	—	—	—	30,514	1,230,927	—	1,230,927
	$8,752,238	$1,258,436	$690,170	$172,445	$10,873,289	$11,481,555	$758,174	$12,239,729

The Corporation’s property is mainly located in Canada and United States of America.

(d)	Non cash-consideration:

During the three-month and six-month periods ended September 30, 2019, the Corporation realized revenues for non-cash consideration amounting to $168,955 (2018 – nil).

18.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 10% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended September 30, 2019 and 2018:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Short-term benefits	$1,218,084	$562,634	$1,826,571	$1,302,133
Share-based compensation costs	7,523,163	714,608	8,145,626	1,580,380
Severance (i)	23,100	—	272,788	—
Long-term incentive (ii)	506,147	—	506,147	—
	$9,270,494	$1,277,242	$10,751,132	$2,882,513

(i)

In the three-month and six-month periods ended September 30, 2019, an expense of $23,100 and $272,788 respectively, was recorded related to the change in the management team as part termination severance.

(ii)

In the three-month and six-month periods ended September 30, 2019, an expense of $506,147 was recorded related to long-term incentive. The payable related to this long-term incentive of $507,754 was calculated using a discount rate of 2.5% and is presented under Other liability in the consolidated statement of financial situation. According to the employment agreement with the CEO, a long-term incentive of $20 million (US$15 million) is payable if the Corporation’s US market capitalization is at least $1.3 billion (US$1 billion) during its term agreement. Based on the risk-neutral Monte Carlo simulation, the Corporation could reach this market capitalization in 7.3 years and therefore the incentive is being recognized over the estimated period to achievement of 7.3 years.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2019 and 2018

19.	Subsequent event:
(a)	Strategic Partnership with American Media LLC.

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the US., including Forest Remedies™, and OceanO3®. Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune. On October 3, 2019, Neptune issued to American Media 3,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date. The warrants will vest proportionally to the services rendered by American Media. Upon exercise of the warrants, American Media will be required to hold the shares acquired for a minimum of 6 months.

(b)	Definitive Agreement with International Flavors & Fragrances

On November 11, 2019, Neptune announced that it has entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived CBD products for the mass retail and health & wellness markets. App Connect Service, Inc. (“App Connect”) is also a party to the agreement to provide related branding strategies and promotional activities. In conjunction with the co-development partnership, Neptune will issue to warrants to IFF. Neptune will issue to IFF 2,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of USD $12.00 per share with a 5-year expiration date. The issuance of these warrants is subject to Toronto Stock Exchange (“TSX”) approval. Neptune will be responsible for the marketing and sale of the products. Neptune will record revenues from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. App Connect is a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune. As a result, the payment of royalties to App Connect under the agreement as contemplated above is also subject to TSX approval.